FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 29, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   March 29, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

MATERIAL CHANGE REPORT

1. Name and Address of Company

Norsat International Inc.

110 – 4020 Viking Way

Richmond, BC

V6V 2N2

2. Date of Material Change

March 28, 2007

3. News Release

A press release announcing the material change was issued on March 28, 2007 and filed on SEDAR.

4. Summary of Material Change

On March 28, 2007, the Company fully repaid, in cash, a US $2 million Convertible Debenture (“Debenture”) due to Swiss Life’s subsidiary, Banca del Gottardo.

In an unrelated transaction, the company closed on a new short term loan, in the amount of US $1,028,227, from existing shareholders.

5. Full Description of Material Change

Repayment of Convertible Debenture:

On March 28, 2007, the Company fully repaid, in cash, a US $2 million Convertible Debenture (“Debenture”) due to Swiss Life’s subsidiary, Banca del Gottardo.

New Short Term Loan from Shareholders:

In an unrelated transaction, the company closed on a short term loan, in the amount of US $1,028,227, from existing shareholders (“Shareholder Loan”).

The unsecured Shareholder Loan has a maturity date of May 31, 2007 and bears an interest rate of 8% per annum. The company may, in its sole discretion, pay all or some portion of the principal prior to the maturity date. Interest is payable at maturity. There is no conversion feature in this loan.

Of the US $1,028,227, $128,227 originated from an officer of the company.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Amiee Chan

President and Chief Executive Officer

Tel: (604) 821-2800

Fax: (604) 821-2801

9. Date of Report

March 28, 2007